AMT CAPITAL FUND, INC.
MULTIPLE CLASS PLAN

This Multiple Class Plan (the "Plan") has been adopted by a majority of the Board of Directors of AMT Capital Fund, Inc. The Board has determined that the Plan is in the best interests of each class and the Fund as a whole. The Plan sets forth the provisions relating to the establishment of multiple classes of shares for the Fund.

The provisions of the Plan are:

The Fund shall offer two classes of shares to be known as AMT Capital Fund, Inc.- Class A shares of the U.S. Selected Growth Portfolio (the "Portfolio") ("Class A") and Class B shares of the Portfolio ("Class B").

Class A shares shall be a no-load portfolio and have no front-end sales charge. The Class A shares will be marketed to institutional shareholders and high net worth individuals.

Class B shares shall have a charge per Rule 12b-1 of 1.00% of the average daily net assets of the Portfolio. The Class B shares will be marketed to individual shareholders.

The Rule 12b-1 plan associated with Class B shares may be used to reimburse Lehman Brothers Incorporated (the "distributor") or others for expenses incurred in the promotion and distribution of the shares of Class B shares.

The Rule 12b-1 Plan associated with Class B shares has two components, the Service Fee and the Distribution Fee. The Service Fee payable to the distributor with respect to the Portfolio is in return for certain administrative and shareholder services provided by the distributor to the investors that purchase the Class B shares. Such administrative and shareholder services may include processing purchase, exchange and redemption requests from customers and placing orders with the Portfolio's Class B transfer agent; processing dividend and distribution payments from Class B shares of the Portfolio on behalf of customers; providing information periodically to customers showing their positions in shares; responding to inquiries from customers concerning their investment in shares; arranging for bank wires; and providing such other similar services as may be reasonably requested. The distributor may retain all or a portion of the payments made to it pursuant to the Plan for the provision of services to holders of each the Class B shares pursuant to Shareholder Servicing Agreements entered into by the distributor in its sole discretion and may make payments to third parties to assist in providing the services provided to the the Class B shares. The distributor may waive receipt of fees under the Plan for a period of time. All expenses incurred by the distributor in connection with the Shareholder Servicing Agreements and the implementation of this Plan with respect to the Class B shares shall be borne entirely by the holders of the Class B shares.

The Distribution Fee payable to the distributor with respect to the Class
B shares may be used by the distributor to cover advertising, marketing and distribution expenses intended to result in the sale of the Class B shares, including, without limitation, compensation for the distributor's initial expense of paying its investment representatives or introducing brokers a commission upon the sale of the Class B shares and accruals for interest on the amount of the foregoing expenses that exceed the Distribution Fee. In addition, the Service Fee with respect to the Class B shares may be used by the distributor primarily to pay its financial consultants or introducing brokers for servicing shareholder accounts, including a continuing fee to each such financial consultant or introducing broker, which fee shall begin to accrue immediately after the sale of such shares.

The Plan shall operate in accordance with the Rules of Fair Practice of the National Association of Securities Dealers, Inc., Article III, section 26(d).

The shareholders of Class B shares are only to vote on the Rule 12b-1 Plan related to that class.

On an ongoing basis, the directors, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Portfolio for the existence of any material conflicts between the interests of the two classes of shares. The directors, including a majority of the independent directors, shall take such action as is reasonably necessary to eliminate any such conflict that may develop. Lehman Brothers
Incorporated shall be responsible for alerting the Board of any material conflicts that arise.

All material amendments to this Plan must be approved by a majority of the directors of the Fund, including a majority of the directors who are not interested persons of the Fund.